Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JANUARY 28, 2026

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held on Wednesday, January 28, 2026 at 11:00 a.m. via live webcast. 1,694 shareholders holding 135,316,374 Class A subordinate voting shares and 24,122,758 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 86.71% of the total votes attached to all issued and outstanding shares as of the record date on December 1, 2025.

Election of directors

All 14 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
François Boulanger	372,283,032	99.52%	1,788,770	0.48%
Sophie Brochu	365,797,926	97.79%	8,273,876	2.21%
George A. Cope	367,617,832	98.27%	6,453,970	1.73%
Jacynthe Côté	367,848,626	98.34%	6,223,176	1.66%
Julie Godin	366,606,766	98.00%	7,465,036	2.00%
Serge Godin	357,343,587	95.53%	16,728,215	4.47%
Gilles Labbé	369,637,811	98.81%	4,433,991	1.19%
Michael B. Pedersen	363,781,598	97.25%	10,290,204	2.75%
Stephen S. Poloz	372,934,737	99.70%	1,137,065	0.30%
Mary G. Powell	367,833,569	98.33%	6,238,233	1.67%
Alison C. Reed	372,926,023	99.69%	1,145,779	0.31%
George D. Schindler	368,062,742	98.39%	6,009,060	1.61%
Kathy N. Waller	371,914,299	99.42%	2,157,503	0.58%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	374,225,336	99.38%	2,318,305	0.62%

Shareholder proposals

Shareholder Proposal Number One was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number One were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number One	5,942,407	1.59%	368,129,391	98.41%

Shareholder Proposal Number Two was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Two were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Two	45,153,101	12.07%	328,918,696	87.93%

Shareholder Proposal Number Three was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Three were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Three	5,771,644	1.54%	368,300,152	98.46%

Shareholder Proposal Number Four was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Four were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Four	69,627,228	18.61%	304,444,568	81.39%